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18001595

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section
APR 03 2018
Washington DC
408

SEC FILE NUMBER
8-37792

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Holly Street Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17014 New College Avenue, Suite 200C
(No. and Street)

Wildwood	MO	63040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Clayton 314-749-8755
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, P.A.
(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Avenue, Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [x] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EV

OATH OR AFFIRMATION

I, Alan Clayton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Holly Street Securities, Inc, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My commission exp 07-27-2027

NICOLE IANNOTTI COM. EXP. NOTARY PUBLIC 07-27-2027 SOUTH CAROLINA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Holly Street Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Holly Street Securities, Inc. as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, except for the effects of the adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the period January 1, 2017 to May 2, 2017, as described below, the financial statements present fairly, in all material respects, the financial position of Holly Street Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We were unable to obtain support for transactions for the period January 1, 2017 to May 2, 2017 due to a change in ownership.

Basis for Opinion

These financial statements are the responsibility of Holly Street Securities, Inc.'s management. Our responsibility is to express an opinion on Holly Street Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Holly Street Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Except as discussed above we conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Holly Street Securities, Inc.'s financial statements. The supplemental information is the responsibility of Holly Street Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Holly Street Securities, Inc.'s auditor since 2015.

Maitland, Florida

March 29, 2018

HOLLY STREET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2017

Assets

Cash	$	15,529
Total assets	$	15,529

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	3,911
Total liabilities		3,911
Stockholders' equity		
Stockholders' equity		
Additional paid in Capital		20,260
Retained earnings		(8,642)
Total stockholders' equity		11,618
Total liabilities and stockholders' equity	$	15,529

The accompanying notes are an integral part of these financial statements.

HOLLY STREET SECURITIES INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues		
Commission Income	$	13,301
Interest income		1
Total revenues		13,302
Expenses		
Rent Expense		3,076
Office Expense		164
Telephone		1,435
Legal & Professional Fees		10,940
Regulatory Expenses		3,613
Other expenses		6,710
Total expenses		25,938
Net income (loss)	$	(12,636)

The accompanying notes are an integral part of these financial statements.

HOLLY STREET SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

DECEMBER 31, 2017

		Stockholders' Equity
Balance at January 1, 2017	$	14,207
Stockholders' distributions		(10,213)
Stockholders' contributions		20,260
Net income (loss)		(12,636)
Balance at December 31, 2017	$	11,618

The accompanying notes are an integral part of these financial statements.

HOLLY STREET SECURITIES INC.

STATEMENT OF CASH FLOWS

DECEMBER 31, 2017

Cash flow from operating activities:		
Net loss		$ (12,636)
Adjustments to reconcile net loss to net		
cash used by operating activities:		
(Increase) decrease in assets:		
Increase in liabilities:		
Accounts payable and accrued expenses	3,911	
Total adjustments		3,911
Net cash used by operating activities		(8,725)
Cash flow from financing activities:		
Stockholders' distributions	(10,213)	
Stockholder's contributions	20,260	
Net cash provided by financing activities		10,047
Net increase in cash		1,322
Cash at beginning of year		14,207
Cash at end of year		$ 15,529

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

Holly Street Securities (the "Company") was reincorporated under new ownership under the laws of the State of Missouri on September 13, 2017 (see note 7). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. **Significant Accounting Policies**

Basis of Presentation

The financial statements include only the accounts of the Company. The Company is engaged in a line of business as a securities broker-dealer, which is outlined in the membership agreement. This agreement shows the Company provides Mutual Funds and Variable Annuity products to clients.

Security transactions

There are no Customer securities transactions. At no time will customer funds and/or securities be held.

Commissions

Commissions are recorded on a trade-date basis as securities transactions occur. Revenues are recognized when earned.

Income Taxes

The Company is a C-Corporation and files its tax returns annually. The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. If required, the Company will recognize the provisions for income taxes expense in the financial statements. As of December 31, 2017, the Company has not recorded a provision for income taxes, nor does the Company believe that it has taken any positions that would require the recording of any additional tax liability. The Company does not believe that there are any unrealized tax benefits that would either increase or decrease within the next year. It is the Company's policy to recognize interest and penalties in the provision for taxes.

As of December 31, 2017, the Company has approximately $12,636 of net operating loss (NOL) carry-forward for federal income tax purposes. The resulting net prior period losses are available for future years and expire through 2031. Utilization of these losses may be severely or completely limited. There are no deferred tax assets or liabilities at December 31, 2017.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash & cash equivalents
The Company maintains cash balances at various financial institutions. The Company's accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 each. The Company's accounts at these institutions do not exceed the FDIC coverage limit.

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with a maturity of 3 months or less when purchased to be cash equivalents.

3. **Net Capital Requirements**

Net Capital
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate net indebtedness to net capital shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $11,618, which was $6,618 in excess of its required net capital of $5,000. At it's percentage of Aggregate Indebtedness to Net Capital .34 to 1.

4. **Leases**
In February 2016, the FASB issued ASU 2016-02, Leases – (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

The Company's office space is leased by Holly Street Securities from Fortune Bank. Alan Clayton, who is the sole shareholder of the Company, owns the telephone equipment, computer equipment, and office equipment of Holly Street Securities, Inc. Various items of office furniture and equipment are also used by the Company without charge.

The aggregate minimum annual rent commitments are as follows, exclusive of escalation charges:

Year	Amount	
2018	$6,483	11 months at $538 plus 1 month at $565
2019	$6,215	11 months at $565

5. **Subsequent Events**
No events have occurred through March 29, 2018 which is the date the financial statements were available to be issued, that would require recording or disclosure in the financial statements for the year ended December 31, 2017.

6. **Recently Issued Accounting Pronouncements**

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," ("ASU 2014-09"), which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

The Company has identified its revenues and costs that are within the scope of the new guidance, and continues to evaluate their potential impact on the results of operations and disclosures. The Company plans to adopt ASU No. 2014-09 effective January l, 2018. At this time, the Company intends to apply the standard using the full retrospective method of adoption. The Company's implementation process is currently in progress. The initial analysis documenting the considerations for each revenue stream and areas that will be impacted by the new guidance is substantially complete. As a result of the evaluation performed, the Company does not expect there will be changes to the timing of recognition of revenue. The Company will continue to monitor additional modifications, clarifications or interpretations by the FASB that may impact its current conclusions, and will provide updates in future periods.

7. **Change of Ownership**

As of January 1, 2017 Joseph Kosinsky Inc. was owned by Joseph Kosinsky. Alan Clayton purchased Joseph Kosinsky Inc. from him on March 14, 2017. Finra approved this purchase on April 4, 2017 and concurrently Mr. Clayton changed the name of the Company to Holly Street Securities Inc. Due to this transition revenue in the amount of $825 and expenses in the amount of $4,819 could not be examined which are included in revenue & expenses.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2017

HOLLY STREET SECURITIES INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017

Computation of net capital		
Stockholders' equity	$ 11,618	
Total stockholders' equity		$ 11,618
Net Capital		11,618
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 261	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 6,618
Ratio of aggregate indebtedness to net capital	0.34 to 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

See independent auditors' report.

Holly Street Securities Inc.

Schedule II – Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3

as of December 31, 2017

A computation of reserve requirements is not applicable to Holly Street Securities Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

HOLLY STREET SECURITIES INC.

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3

AS OF DECEMBER 31, 2017

Information relating to possession or control requirements is not applicable to Holly Street Securities Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Holly Street Securities Inc.

Report Pursuant to Rule 17a-5 (d)

Report on Exemption Provisions

For the Period Ended December 31, 2017

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Holly Street Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Holly Street Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Holly Street Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Holly Street Securities, Inc. stated that Holly Street Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Holly Street Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Holly Street Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 29, 2018

Assertions Regarding Exemption Provisions

We, as management of Holly Street Securities Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

The Company met the identified exemption provision without exception throughout the period ending December 31, 2017.

Holly Street Securities Inc.

By: [signature] President
Alan Clayton (title)

3/29/18
(Date)

HOLLY STREET SECURITIES, INC
17014 New College Avenue, Suite 200C
Wildwood, MO 63040

SEC
Mail Processing
Section

APR 03 2018

Washington DC
408

March 29, 2018

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Gentlemen:

We are pleased to enclose a 'certified' copy of the **Financial Statements** with **"Independent Auditors' Report"**, for **HOLLY STREET SECURITIES, INC** as of and for the year ended December 31, 2017.

Will you be kind enough to acknowledge receipt of the above to us, using the enclosed envelope.

Very truly yours,
HOLLY STREET SECURITIES INC

Enclosures,

Received by (stamp)__________________________

Date and time received_________________________

Printed name and signed by_____________________

HOLLY STREET SECURITIES, INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-37792

YEAR ENDED DECEMBER 31, 2017

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM